Filing pursuant to Rule 425 under the
                                          Securities Act of 1933, as amended and
                                        Deemed filed under Rule 14a-12 under the
                                     Securities Exchange Act of 1934, as amended

                                                    Filer:  Bank One Corporation
                                           Subject Company: Bank One Corporation
                         Exchange Act File Number of Subject Company:  001-15323



          This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase's and Bank One's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.


          The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase's and Bank One's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).

          STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670,
Attention: Investor Relations (312-336-3013).

     The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase's directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One's directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

                                      * * *

                             BANK ONE/JP MORGAN CHASE

                                TOWN HALL MEETING


                                 Bank One Plaza
                            10 South Dearborn Street
                             Lower Level Auditorium
                             Chicago, Illinois 60670

     MS. McMULLEN: Good morning, evening, afternoon, everybody. I'm not Jamie Dimon or Bill Harrison.

     I'm going to do something, say some words that you're going to hear a lot lately in association with a merger. Jamie refuses to read them; I will.

     The subject matter discussed in the following message will be addressed in the joint proxy statement prospectus to be filed with the SEC. We urge you to read it when it becomes available, because it will contain important information. Information regarding the participants in the proxy solicitation is contained in our annual proxy materials filed with the SEC.

     Thank you very much.

     MR. DIMON: Hello everybody. I appreciate you coming and spending some time with us. I'm going to speak for about 10 or 15 minutes about the deal and some issues and introduce my new partner.

     We've got plenty of time for questions and stuff like that. I do have, as usual, things written down that I got from the Internet site. We'll take care of those. There are a lot of detailed ones. If I skip them, it's only because I'm going to tell you where to go if we don't have time to get around to those.

     First off, I want to start by saying that I think that this transaction between JP Morgan Chase and Bank One together is going to create one of the greatest financial institutions in the world.

     I think for the first time -- it's easy to say we want to be one of the best financial services in America. Now I think we can honestly say we want to be the best in the world, and you have to have high aspirations.

     We are associating ourselves with not only one of the great names, but it's a company in 50 countries that's got a long heritage and history. It's very strong in the business. A lot of businesses we're in are not as strong, but we're very strong in some businesses. It's a complete and natural fit.

     The only reason that we have an opportunity to do something like this is because of the hard work that you all did over the last two-and-a-half years. I do not believe that Bank One would have been an attractive merger candidate three-and-a-half years ago. But all of you through hard work, fixing systems, back offices, accounting, reporting, software, HR, adding products, adding services, servicing customers, coming up with ideas, innovating, made the difference.

     That difference ended up showing up in the stock price. It ended up with the respect that we have in the world. It ended up in signs of growth in credit card, most of the retail business, consumer lending and you should be proud of it. So I hope you do feel it, that you created this opportunity. And hopefully you'll see it in the stock price a little bit more, but we have it because of you.

     The opportunity itself is pretty simple. In July we spent some time at a board meeting talking about all of our opportunities. Of course, growing and building your own business is wonderful. But we did spend a lot of time thinking about if you were going to have a partner, who would you pick? And forgetting social things, social things being boards and who's going to run the place, but who would you pick and where would the business fit be compelling.

     To give you a little snapshot of the business, in credit card, I think we're doing well, we turned it around we started growing it. In credit card combined, we're the second largest right behind

Citi, with 95 million cards. We're a low-cost provider, low-cost producer, fabulous distribution through more branches, more middle market, more commercial cards, you name it. They have one of the largest payment processes in the country.

     In retail branches, we're adding 600 in three states, but obviously some very, very wealthy states with a lot of money. So there's some natural fit there.

     Consumer lending. We have 14 billion of auto; they have 44 billion of auto. We put them together for the biggest auto finance company.

     Consumer lending. We've been growing our consumer lending/home equity -- not the stuff we closed down, but the home equity. We've been growing it well. They have some home equity.

     They have one of the biggest mortgage banks in the country. We all know our retail system suffered by not having, for the most part, great first mortgage products. And we missed the re-fi boom.

     In private banking they have obviously one of the great names, probably the best private bank globally. In asset management, there's Fidelity, Vanguard, JP Morgan Chase and Bank One, or maybe I missed one in there. In other words, very large, very global. They became international when they bought Fleming's years ago.

     So piece by piece in wholesale banking, they have really, by putting together what they would call their own versions in the last many years, Chase, Chemical, Manny Hanny, JP Morgan, Flemming's, Hambrecht & Quist. They built a wholesale -- it's global investment banking in 50 countries that is equal to all, as good as any out there, including Citi, Goldman, Merrill, Morgan, et cetera, with a full product set.

     Those of you who have been in the capital markets on the corporate banking side here, we're always talking about we don't have equities, we don't have certain derivatives, we don't have all the same compatibility for leverage lending and high yields, et cetera, like they do. Now, all of a sudden, we do.

     And we have an awful lot of clients today in corporate banking, and so there'll be some overlap, some will not overlap. We've got some fabulous people. What I feel great about is that the whole team is coming out to gather next week sometime to make sure that we look at all of our customers, all of our products, all of our services. So we will do a great job then to be fair to everybody here.

     Middle market. We're 26 billion to 27 billion; they're 14.

     Treasury services. We were $1 1/2 billion in revenues; they're over $4 billion. So it's $5 1/2 billion.

     So in every single one of these businesses it is a powerful combination.

     Bill and I have been meeting periodically to talk about strategy and just issues. And when we started talking about the combination of those things, there was a point we said we've both done the same work, this is compelling. We haven't seen something quite this compelling, and it's so compelling that it's incumbent upon us to do it because it's good for our shareholders, it's good for our customers and it's good for our employees. It will provide an enormous opportunity.

     Yes, in that opportunity unfortunately there's disruption. And the disruption is that we're going to have to move platforms, whose back offices, who's not going to have a job here.

     We have told the world that it will be

10,000 job losses out of 140,000, and that's just about everywhere. We haven't picked everything yet, but remember --

     MS. McMULLEN: And that's across both companies.

     MR. DIMON: That's across both companies.

     You've heard me say attrition is our friend. If we make right decisions, if we act with urgency, a lot of those job losses will be done through attrition and not by layoffs, or large layoffs.

     As Bill has mentioned, and I think he's right, we also are growing. So we want to grow into it, a lot of areas where we can add people and create opportunities.

     What we want to do for folks is we want to offer alternatives. We may get turned down because we don't have people dying to do it, but I think it's an awful nice thing to do so.

     This company is going to do great. Chicago, too, we're going to make -- we have made Chicago proud. You all made Chicago proud. We give to charities. We're a good institution. We service customers. And we are making Chicago the headquarters of the retail, small business, consumer lending and middle market bank, i.e., to be a real headquarters.

     The goal is to have Chicago be a vibrant, healthy, growing institution based right here and forever. And we've secured that. Yes, the headquarters may not be here. But honestly, most of you who have been through this have learned this by looking at the insurance companies in Hartford and the steel companies in Pittsburgh, the thing is to have a healthy, vibrant company.

     From the first meeting, Bill said we're going to commit to maintaining charitable giving and maybe even increase it in Chicago and our other communities. They are a very community oriented company and so have we been. That will continue so you can be proud of what we do in this community.

     One of the very good things about it is that most of the management team have been through a lot of these. In fact, a lot of our managers knew each other. Heidi serves on the Merck Board with Bill Harrison. Jim Boshart knows the person who runs equities down there. I knew both of their vice chairmen. There's a lot of compatible people who have done this before. And we had the same code of treating people with dignity and respect and making sure we do the right thing.

     On a personal level, I would not have done this -- because you all know I did this president thing once before and it didn't end so well -- I would not have done this if I didn't trust and respect my new partner. Bill Harrison is a man of integrity, he's a man of his word, he's got deep character. You're going to see it yourself. So please give him a good welcome.

     MR. HARRISON: Thank you, Jamie. And thank you for letting me come in here and tell you a little about the thinking of this merger and tell you a little bit about us and myself and our philosophy.

     Let me start with strategy and why this makes so much sense and why we did it and why I think it's a good thing.

     I've been in this business for a long time, and we are in a consolidating industry. We've been in it in a very serious way since the early '90s, even before that. When you're in that environment, you should be a leader, because if you're not, you're not going to be able to pick your partners and you're going to get left out. Ultimately, if you're not playing in this consolidation game, in my opinion, everybody loses.

     When you do mergers they're tough, because some people lose their job and that's the sad side of it. I've always told our people when this happens, if we don't do it, then ultimately a lot more people will lose their jobs, a lot more people will be disadvantaged.

     We want to win as a firm. We want to win for our shareholders, we want to win for our people, and we want to win for our clients. As we've watched this consolidating game, you know that you've got managements on both sides. Jamie and his management team have played a significant part in the financial consolidation in the industry as have we.

     Jamie mentioned I've been through a lot of mergers, starting with the Texas Commerce merger in 1987 when Chemical bought Texas Commerce. Texas Commerce when we bought them in '87 was only the AAA bank along with JP Morgan at that time in the country. In 1992, Manny Hanny and Chemical. 1996, Chemical and Chase. 2000, JP Morgan and Chase and then Bank One and there were smaller ones in between.

     Actually, everybody says I'm 60 years old. I'm actually Jamie's age, I've just been through more mergers. They are hard, though we've got a management team that really understands mergers and I think you can expect us to do a good job with all of your help.

     When we look at this combination what it does, I believe, is creates a real core confidence in our two core business, which are we call wholesale investment banking, if you will, and retail.

     We are a major player already in global investment banking, and that was because of the merger of Morgan and Chase. And a lot of people doubted that merger, but I will just tell you three years after that when you look at your position globally, we are neck and neck with CitiGroup in terms of leadership positions and bottom line earnings in the global banking investment business.

     So we are a major player there, and the addition to Bank One's wholesale activities only enhance that. There are tremendous cross-sale operations with all of your clients. As Jamie said, we do have now a very complete product set.

     On the retail side, I'll speak for the JP Morgan dilemma we had, is that we were not complete by any stretch of the imagination on retail. And the whole retail sector is much more fragmented than wholesale in this country and around the world.

     This combination enables us to be a major player in retail in this country. And to be assured that its consolidation continues in the years ahead, which it will in this fragmented space, we will be a leader in it. And that's Bank One and JP Morgan coming together to create that.

     The creation of this does create a much more balanced earnings stream. Our earnings stream was too heavily weighted towards more volatile businesses. We now have roughly a 50/50 balance between wholesale and retail, what we call market sensitive versus less market sensitive revenues. That's a good thing. We believe the market will value that earnings stream at a higher multiple.

     The strategic fit here across the board is pretty unique. I've been through so many of these mergers, I will just tell you that the complimentary of this one is better than any I've seen in terms of overlap. We have some overlap in areas, which I'm sure you always do, but on the consumer side, in particular it's interesting, you don't have much overlap.

     Credit card is the only big operation that you're going to have to put together, and that creates a real giant in that space, in a space that, in my opinion and Jamie's opinion, if you're not at least the top two or three over the next five years, you're going to be hard-pressed to give your shareholders the kind of returns that you need.

     So all of that, I think, adds up to this combination does create a real end game winner in the financial services space not only in the United States but globally, because, as you know, the big U.S. firms are by and large better run, bigger, in most cases higher returns, better leadership positions than most any of the other foreign banks. So, again, there is tremendous opportunity for us if we imagine this going forward.

     So that's for the of views from a strategic perspective. Let me talk about management philosophy.

     As a financial matter, you can characterize this transaction as an acquisition. It has MOE characteristics, and that was part of the structure that Jamie and I created. We wanted something that was good for both shareholders. I think this is very good for both shareholders.

     As an organizational/management matter, I would characterize it, and I always will characterize this, as a merger.
What does that mean to me? It means that in the strategic framework I just laid out, you pick the best people, you pick the best systems, you learn from each other, you pick the best practices and there are a lot of those, and that's one of the beautiful things that will come out of this. You'll see that one firm is doing something better than the other and you learn from it. You try to adapt to that. That's been my philosophy in all of these mergers.

     Our mergers that we first did were pure financial MOEs; they weren't acquisitions. So you were forced to do sort of total equality. That forced you in a lot of ways to try to have a very fair process. Out of that it was very clear to me that as long as you didn't get bogged down in that process, you were picking the best people, you were picking the best systems and everybody had a fair chance. And I can tell you that's how you create value in these deals.

     Again, in the context of the financial architecture that we put together, the strategic architecture we put together, decisions will have to be made. Some of them will be tough decisions, but they'll apply both ways. That's the way we'll try to management. And some areas will get hit harder than others, but it will not be a desire by me, as CEO, to have a bias towards JP Morgan Chase. If you do that, as soon as you start doing that, the people on the other side think there's an unfair process going on and you lose a lot of talented people. That's not what we want to do here.

     So we're going to try to get through a lot of tough decisions that we'll have to make as quickly as we can. We'll have a very fair process going on.

     One of the things that Jamie and I talked about yesterday with some of the folks in New York is we'll put on a hiring freeze immediately across the board to make sure that, again, you have a fair process going on. So when some jobs are lost, we'll have a pool of people that can be considered for jobs where somebody might be hiring from the outside. We don't want that. We want to give everybody internally the first opportunity and again have a very thoughtful, fair process around that.

     It's been my experience that if you do that well and create a fair process so the people see that and feel it, but recognizing you do have to make tough decisions, and you communicate openly and honestly and often about what's going on that you'll have a very good shot of managing through these mergers.

     Again, we do need to remind ourselves that these mergers are tough. They just are. There are differences. There are organizational differences. There are cultural differences that are just there. But I think we have the kind of management team that understands this, will not be surprised by it and will know how to deal with it. And, again, we'll do this as efficiently and quickly and thoughtfully as we can.

     Again, in terms of overall job loss, Jamie mentioned the number of 10,000 people. That's roughly 7 percent of the U.S. domestic employment base of the new firm, 145,000 people. Through attrition and through growth which is what new companies should be all about, there shouldn't be 10,000 people lost, there could be 10,000 jobs lost.

     So net/net when you add it all up, I have a great deal of sensitivity to what we're all going through and I want you to know that. What you can expect out of us is what I've been talking about.

     We all have to then come back at the end of the day and focus on why we did this, which is all about creating a value-added company for the long term that's all about growth and job creation and serving our clients and adding value to our shareholders. If we do that, then for most of the people in this firm, most of the people, not all of them, we'll come out way ahead and that's our objective.

     It's great to have a chance to be with you. I'll come to Chicago often in the months ahead and we'll work to get this done.

     I'll just say, just to give you a little color about what Jamie and I have been going through in the last two weeks, it's been, without question, the most stressful kind of time a CEO can go through when you're negotiating one of these deals, particularly with Jamie. That's also why I look older today.

     It's been a very good process. As Jamie said, we've known each other for a long time. I think I tried to pitch some business to him when he was CFO of commercial credit about ten years and I was at Chemical Bank. We've been friends. We stay in touch.

     As we've talked over the last couple of years about what's going on in the industry, options, consolidation, what-ifs, it evolved very naturally last November into a serious conversation, and here we are today.

     We completed the negotiations, as you know, sort of last week. We went into due diligence over the weekend with about 30 or 40 people from each side. Watching that was spectacular. Seeing the talent of both organizations come together to do discovery on each other. I got to know a lot of your senior people up here, and they all will have very good jobs in the new firm, which I'm excited about. I think we've got a good balance at the top in terms of people. I think the people fit is going to be very good.

     We rolled this out last night after the markets closed and the boards had respectively approved it, and Jamie and I started on four hours of press interviews. I think we talked to ever reporter in the country and beyond.

     What happens with this, it's interesting, is they all ask exactly the same questions. By the time you get to the fifth one, you really have to stay focused and energized. But they're all the same questions that everybody wants to know about these deals, which is fair enough.

     Again, having been through a lot of these, the tone of the questions from the press was very positive. They understood quite quickly the strategic logic of this deal and the management structure, and the same thing happened at our investor conference this morning.

     We had a big investor conference at the Equitable Center, a couple hundred analysts and press people. We do a lot of this -- and I will just tell you most of the time even in the past when I thought we've had something that made a lot of sense -- like I don't really get it, why are you doing that, explain that to me. We got virtually none of that this morning. I think people do understand it.

     Our stock is basically flat today, which is a very good sign, because today's market does not like mergers period, whether they're going to be good long term or not. So short term, all these deals get penalized. The market reaction's been very good. That was what we wanted, to create something that was very good for both shareholders. I have no question that this will be that way.

     I look forward to working with all of you and thanks for the opportunity to have me come and chat with you today.

     MR. DIMON: Thank you very much. I hope you got a flavor of the man I'm talking about. That should give you great comfort in the culture and character of this company going forward.

     I would love to take questions at this point. I have some things written down. I'd like to take the field first and we'll do the phones later.

     This is what happened when I first got here.

     There's one over there.

     AUDIENCE MEMBER: Last year Bank One took a leadership position in regards to employees who get called up to active duty from the military reserves.

     I guess my question is twofold: In regards to the current policy for JP Morgan Chase, what is that, and then what is going to be the policy for the new organization?

     MR. DIMON: I don't know the policy for JP Morgan when reservists were called up --

     MR. HARRISON: The same as yours.

     MR. DIMON: To have a pay continuation to support the troops overseas while they're earning less money and fighting for our country, and we're continuing ours, too.

     AUDIENCE MEMBER: Thank you.

     MR. DIMON: You're welcome.

     Do you want me to answer some of these questions I've written down here. I'll be happy to.

     First of all, we have no intention of selling any state. That has come up. States, like Kentucky. I personally like Kentucky.

     When will we know more about the layoffs? How many layoffs will there be?

     We don't know yet. What we're going to do is communicate constantly what we know. We already formed merger teams. We already put that freeze in and that will save more jobs. We will do it somewhat the same. We will let people know as soon as we know. A lot of them will relate to platform decisions. That will be led by Heidi on our side and Donald Layton on their side.

     What about overlap?

     There's a little overlap in most areas. There's not a lot of overlap in a few areas. Even if someone called up from another city, and we're talking about a call center that we may have to close down, it's possible this call center will actually move more stuff there. So I don't want people to make decisions and think about stuff and see shadows on the wall. We'll do it as soon as we can.

     Will some employees get offered jobs in New York?

     I'm sure there will be some jobs in New York.

     What was the impact to Columbus and Polaris?

     I think you've done great. My first day here I went to Polaris and they were talking about Bank One not being headquartered in Polaris. I said we'll do a very good job; we'll build a healthy and vibrant company. And I think people in Polaris have done a great job as the core part of our retail team. They should continue to think we're going to continue to do a great job.

     If someone is terminated as a result of this transaction, all of your stock will vest and we will put that in writing on the Internet.

     If someone is terminated as a result of this transaction, you are, for most part -- and there's a little more detail in this one. For the most part, and it is under different option plans, due to a change in control and the termination as a result of the change in control, the options will vest, although the plans have different exercise periods, some 90 days, some two years. But people will be getting a lot of options. And you may have noticed, the stock is at 50 not 36.

     The employee stock purchase plan, I believe that is going to continue to the end of the offering period. At that point we will look at different plans and how to combine different plans. I won't assume anything. I think JP Morgan has been more generous than our plans have been.

     CRA, will it continue? Yes, we want to be excellent to CRA. I hate to tell you this, but they already are. So we've got to get our stuff up to their level there.

     One Group Funds is going to continue to be consolidated. We have a lot of different brand names and a lot of different fund managers. Everything good is going to be kept. We're one of the biggest money managers in the world today and it's important to do that. Zurich Insurance will be part of retail.

     2003 merit and bonus is unaffected by this. When does it all go out?

     MR. CERRONE: End of the month.

     MR. DIMON: So that will be unaffected by this. And the restricted stock as a result of this will be treated the same as any other unrestricted stock.

     $2.2 million cost saved, where does it come from? The loss of 10,000 jobs. It's going to obviously be the physical plant, telecom. Our vendors are going to pay a big portion of it. So we've got a lot of work to do to do it right.

     Corporate trust. I said the exact same thing to someone. It's not that we didn't like corporate trust. We're back. We were too small and they had global size. So it's either get big or get out. So we made that determination. So welcome back.

     Antitrust. You know, we have a lot of people worrying. We don't think and anticipate any major issues. There may be little ones and certain overlap in certain communities, et cetera. We don't think it's a big deal.

     We have no intent on getting rid of community banks or anything as a result of this transaction. If you read about one being closed down, it's an independent decision about that area. Our branch plans are to continue to grow. As you know, we are opening branches all over the place. Yes, it may be necessary to reconsider some in Texas, because it's different. Now we're in a community and we're about to open a branch across the street, but the fact is we're we want to grow the branch system.

     Outsourcing and insourcing. The important part -- okay.

     We are going to have -- and Bill says it and I say it -- the best systems operations in this business. It is a sine qua non of all of these businesses. They have a lot of the same issues as us. We have made tremendous progress.

     They did do outsourcing, but not nearly like what Bank One did. So it did not include all their programmers. It did not include big -- actually, they didn't do it better than us. We didn't know the outcome. Austin and his counterpart will be looking at platform sites, et cetera. We will do what we have to do that makes the most sense. The objective is cost-effective, proper systems, and technology, and we're going to look at it again.

     You did notice IBM stock went down today, right?

     But we do have some big decisions, and honestly in some ways some will be helped by having -- we're putting in big data centers. So some we can make pretty good, quick decisions on a lot of the resources there so we can get this stuff done.

     One of the big ones is FDR and TSYS. We put out a lot of money to convert to TSYS because we thought it had a better capability, maybe more risk. Now they're on FDR, so we'll have to make a decision. And all I can say is, "FDR we're back, too." Let's see what they can do for us that makes the most sense. I will always do what make the most sense. Roll up your sleeves, get a blackboard, look at the facts and decide. So hopefully we'll be doing that.

     Bank One brand, I know we confused you a little bit. We have a very large company. We are going to continue to operate so that our retail, small business, middle market, consumer lending, credit card will continue to operate under the name Bank One. Where they have retail branches, et cetera, the same businesses will continue to operate under the name Chase, even though they'll report up here. Some of those businesses will report up to Chicago.

     We are going to do a study on what makes the most long-term sense for this company, because this decision is being made for eternity now. I don't think this name will ever be changed again. And the decision is based upon things like how many letters, the fewer the letters, the bigger the sign. You know that, right? It's not a minor thing.

     Some people say you shouldn't have bank in the name; some say you should have bank in the name. Some like the 1; some think the 1 takes up too much space.

     By the way, we have almost the same colors, JP Morgan and Bank One. So we'll be looking at that and doing the right things.

     It's likely even after that we'll continue to use certain brand names for certain purposes, like we won't be taking away Chase's Preferred card and things like that. So think of it a little like American National Bank operated under its own name for a long time. Well, Chase Retail is going to operate under its name until we decide. The long time part is what we're going to have to decide on.

     How will Bank One employees benefit from this transaction? I think we talked a little bit about that. I think the most important part about this transaction is it's a very fair transaction. You can get more dollars of stocks in price, and you've seen this happen over and over, and the stock is worth absolutely nothing later.

     We did something that makes the community proud, gives opportunity to service our customers and hopefully gets the stock to 100. I think this has a much better chance than doing this alone, and I believe it has a much better chance of doing that by taking a bigger premium from a not quite the same global quality class player.

     Plus it wasn't just a merger. It was culture, teams, boards, management. I do think that's very important. You should feel that. You've heard of trying do the thing in the right spirit.

     So I'm going to stop there and open to any additional questions you have. Don't be shy. You do have very specific concerns.

     Stephen Cerrone, who apparently just joined us, just bought a place and moving his fiance here.

     Steve, stand up a second.

     He'll get a specific answer to that. We don't you to go to bed worrying about some very basic stuff.

     AUDIENCE MEMBER: I was just wondering what direction we're going to take with the new trading floor.

     MR. DIMON: What did we spend on that thing again? JP Morgan Chase is in Chicago. They're a global company and we're going to decide who, how and if we need global trade operations here. A lot of the team is coming here. It's very possible we do. Don't make any predeterminations. We've get a lot of customers to service.

     A lot of the investment banks and global banks have trading operations here. So you can service customers in a different way, et cetera. Don't make any predeterminations.

     It will take a bit of work, but Jack Neal and his team and Dave Schabes' team are going to sit down go through the other side and determine what it is we do and how we do it. Actually, we do a lot of good stuff. We don't want to lose any of that, so we're going to have to be a little thoughtful in this area.

     MR. HARRISON: Jamie, you might mention that Dave Coulter and [unintelligible] Markham and his team are coming for dinner.

     MR. DIMON: Yes. Dave Coulter and his team and the person who runs global fixed income are coming from London.

     And Black is coming, too?

     MR. HARRISON: Yes.

     MR. DIMON: Steve Black is coming. The whole team is coming to have dinner with Boshart, Jay, Dave Coulter, Jack Neal to go through this. What we want to do is tell you, communicate. We'll tell you what we know when we know it. In the meantime, we've got to service our customers and service a lot of our customers.

     AUDIENCE MEMBER: I was just wondering if you could compare and contrast this merger with Bank of America and Fleet.

     MR. DIMON: In terms of what?

     AUDIENCE MEMBER: The premium and the market reaction.

     MR. DIMON: They got a 40 percent premium. Their stock was down 10 percent. So it ended up being a 30 percent premium. We got a 15 premium, the stock was flat so far, so it's a real 15 percent premium.

     Again, I will make you a bet --

     AUDIENCE MEMBER: You have more money than I do.

     MR. DIMON: I will make you a bet that we will do better than that and more than make up the premium. Right?

     AUDIENCE MEMBER: Have you heard from Mayor Daley?

     MR. DIMON: No, I have called him several times and we just missed each other. Bill and I are going to try to see him after the meeting.

     I think I've been very consistent. A vibrant healthy company. I did not want to move back to New York. And it really ticks me off that I still get asked the questions. I have three things that I always told the reporters: My family, my country, my company. I would have moved to Timbuktu if I had to for the company. I didn't want to live in Timbuktu.

     I like New York. It's easier for me to move back there than Timbuktu. My kids are in high school, and I may have to be a commuter for several years, which is personally a terrible strain on me. But if that's what life throws me, that's what I have to do. I just moved to a new house and all that.

     I did tell Bill, by the way -- I think right after the Fleet deal, I called him up and said, "Bill, at 40 percent, I'll drive your car." He said, "15, you could be president."

     Listen, we'll stop there. I just want to urge you, you're all leaders of the company. People need hands held. If they've got specific questions, get to management. Send me an e-mail, I'll get you answers.

     We're going to communicate often and frequently and honestly, including what we don't know, because the worst thing is to say something you don't know about. So we'll be talking to you and I think it will be a great thing and I hope you will be part of it. At least your stock will benefit in the meantime.

     Thank you all, I appreciate it. I appreciate all you did for this company in the last couple of years.

                              (Meeting concluded.)